

October 5, 2020

The Passive Investment Trust
167 Overlook Road
New Rochelle, NY 10804

Attn: Sharon Berger

Re: The Macerich Company (the "Company")

Ladies and Gentlemen:

This letter agreement amends and restates in its entirety that certain letter dated April 21, 2020 regarding the ownership limitations (the "Ownership Limit") contained in The Macerich Company's Articles of Amendment and Restatement, as amended (the "Charter"), which prohibit any person from acquiring or holding, directly or indirectly, more than 5% of the Company's shares of Equity Stock (the "Shares"), except as otherwise waived by the Company's Board of Directors (the "Board"). Except as otherwise provided herein, capitalized terms used but not defined herein shall have the meaning as set forth in the Charter. For purposes of this letter, the term "Constructive Ownership" shall include interests that would be treated as owned through the application of Section 318(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner" and "Constructively Owned" shall have the correlative meanings.

We understand that The Passive Investment Trust (the "Investor"), with Sharon Berger as its Trustee, has purchased Shares of the Company's Common Stock and that the Investor may in the future seek to acquire Beneficial Ownership of Shares representing up to 14.9% of the Company's outstanding Common Stock.

The Board has agreed to waive the Ownership Limit with respect to the Investor (and any Persons that are treated as Beneficially Owning the Common Stock acquired or to be acquired by the Investor) subject to the limitations set forth in the attached Limited Waiver (which replaces that certain Limited Waiver granted to MYSC LLC dated April 21, 2020). In order to effectuate the Limited Waiver, the Company requires that the Investor make the following representations, warranties, agreements and undertakings, in each case as of the date hereof and on an ongoing basis, after giving effect to the acquisition of any additional Shares:

1.   The Investor's Beneficial Ownership of Equity Stock in excess of the Ownership Limit does not and will not cause any individual to Beneficially Own Equity Stock in excess of 9.9% of the Company's outstanding shares of Equity Stock. For this purpose, the term "individual" has the meaning provided in Section 542(a)(2) of the Code.

2. (a) The Company has provided the Investor a confidential list (the "Tenant List") of (i) each of its current tenants from whom the Company receives 0.5% or more of its annual gross revenues, and (ii) any current tenants of any entity owned or Constructively Owned, in whole or in part, by the Company from whom that entity receives 0.5% or more of its annual gross revenues. The Company, at its sole election, may furnish to the Investor additional tenant lists to include all or any subset of its additional tenants that would be included in the Tenant List if the 0.5% threshold in the previous sentence read 0.25%. None of the Investor, any individual whose assets would be attributed to the Investor pursuant to Section 856(d)(5) of the Code, or any individual to whom the assets of the Investor would be attributed pursuant to Section 856(d)(5) of the Code (collectively, the "Investor Holders") knowingly after reasonable inquiry own or Constructively Own a 2% or greater interest in a tenant of the Company identified on the Tenant List (or a tenant of any entity owned or Constructively Owned, in whole or in part, by the Company that is identified on the Tenant List), or any interest in a tenant of the Company (or a tenant of any entity owned or Constructively Owned, in whole or in part, by the Company) that the Company has informed the Investor in writing is owned in part by another person to whom the Company has granted an ownership limitation waiver (an "Identified Tenant"), in each case except as previously disclosed by such Investor Holder to the Company. The Company agrees to provide to the Investor on the first day of each calendar quarter, or as more frequently as reasonably determined by the Company, an updated Tenant List. The Investor will notify the Company within fifteen (15) days after the receipt of an updated Tenant List or updated Identified Tenant if any Investor Holder knowingly after reasonable inquiry actually owns or Constructively Owns a 2% or greater interest in any tenant listed therein or any interest in any Identified Tenant, and such notice shall include the percentage of the tenant actually owned or Constructively Owned by each such Investor Holder. The Investor shall also notify the Company within ten (10) days of its discovery of a 2% or greater actual ownership interest or Constructive Ownership interest of any Investor Holder in any tenant listed on the latest Tenant List or any actual ownership interest or Constructive Ownership interest of any Investor Holder in any Identified Tenant.

    (b) If the Board determines, in its sole discretion reasonably applied, that any Investor Holder's actual ownership or Constructive Ownership of one or more tenants causes either (x) the Company to have revenue that is non-qualifying REIT income under Section 856(d)(2)(B) of the Code in excess of 2% of its annual gross revenue or (y) any entity owned or Constructively Owned, in whole or in part, by the Company that is a real estate investment trust under the Code (each such entity a "REIT Subsidiary") to have revenue that is non-qualifying REIT income under Section 856(d)(2)(B) of the Code in excess of 1% of its respective annual gross revenue, the Board shall promptly send written notice to the Investor. Upon receiving such notice, each Investor Holder either (A) shall not acquire any additional actual ownership interest or Constructive Ownership interest in any tenant listed on the most current Tenant List or any Identified Tenant, in each case that it did not previously own at the time the notice was received if it would cause any Investor Holder to actually own or Constructively Own a 2% or greater (or, in the case of an Identified Tenant, any) interest in such tenant or any interest in an Identified Tenant, or (B) shall promptly dispose of an amount of its Company Equity Stock so that it does not Beneficially Own more than 9.9% of the Company's Equity Stock. In the event that the Board determines, in its sole discretion reasonably applied, that 4% or more of the Company's or any REIT Subsidiary's annual gross revenues is non-qualifying income under Section 856(c)(2) of the Code, the Board shall send prompt written notice to the Investor. Upon receiving such notice, each Investor Holder either (A) shall not acquire any additional actual ownership interest or Constructive Ownership interest in any tenant listed on the most current Tenant List that it did not previously own a 2% or greater (or, in the case of an Identified Tenant, any) actual ownership interest or Constructive Ownership interest in at the time the notice was received if it would cause any Investor Holders to actually own or Constructively Own a 2% or greater (or, in the case of an Identified Tenant, any) interest in any tenant, or (B) shall promptly dispose of an amount of its Company Equity Stock so that it does not Beneficially Own more than 9.9% of the Company's Equity Stock.

(c)   In the event that the Board determines, in its sole discretion reasonably applied, that an Investor Holder's actual ownership or Constructive Ownership of one or more tenants of the Company (or any entity owned or Constructively Owned, in whole or in part, by the Company) is reasonably likely to cause the Company or any REIT Subsidiary to fail to qualify as a REIT under the Code, the Board, in its sole discretion reasonably applied, may cause the Company to reduce, prospectively or retroactively, the Excepted Holder Limit granted to the Investor pursuant to the Limited Waiver to 9.9% and the Investor shall dispose of an amount of its Equity Stock such that it does not Beneficially Own more than 9.9% of the Company's Equity Stock.

(d)   In the event the Company or any REIT Subsidiary is required to pay any fees, taxes or penalties (including any interest thereon) to any governmental authority as a result of an Investor Holder's 2% or greater (or, in the case of an Identified Tenant, any) actual ownership interest or Constructive Ownership interest of an identified tenant on the Tenant List acquired after such tenant was included on the Tenant List (or the acquisition of any portion of a 2% or greater (or, in the case of an Identified Tenant, any) actual ownership interest or Constructive Ownership interest that causes the Investor Holder to actually own or Constructively Own 2% or more (or, in the case of an Identified Tenant, any) of the tenant after the tenant is identified on the Tenant List), the Investor shall indemnify the Company or the applicable REIT Subsidiary for any such amounts, and shall pay the Company or the applicable REIT Subsidiary any additional amounts needed to cause the net after tax amount received to equal the fees, taxes or penalties (plus interest thereon), provided that if any such amounts are payable as a result of actual ownership or Constructive Ownership by an Investor Holder and any other holders of Common Stock that actually own or Constructively Own 10% or more of the Common Stock, the Investor and such other shareholders will be liable only for their proportionate share of such fees, taxes and penalties. The Company shall consult with the Investor on any administrative or other proceeding relating to the imposition and/or amount of such fees, taxes and penalties.

3.   The Investor has acquired and holds its shares of Common Stock in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Securities Exchange Act of 1934, as amended.

4.   If the Investor Beneficially Owns shares of the Company's Common Stock greater than 5% of the outstanding shares of the Company's Common Stock, the Investor shall cause to be voted in accordance with the recommendations of the Board such number of shares of the Company's Common Stock Beneficially Owned by the Investor equal to the difference of (a) the aggregate number of shares of the Company's Common Stock Beneficially Owned by the Investor minus (b) such number of shares that represents 5% of the outstanding shares of the Company's Common Stock.

If you are in agreement with the foregoing representations, warranties, agreements and undertakings please sign the enclosed copy of this letter. You hereby expressly permit the Company and its counsel to rely on the representations, warranties, agreements and undertakings set forth above as if such representations, warranties, agreements and undertakings were made by the Investor directly to both the Company and its counsel.

Very truly yours,

Ann C. Menard

The representations, warranties, agreements and undertakings contained in paragraphs 1 through 4 are hereby agreed to:

THE PASSIVE INVESTMENT TRUST:

By: _Sharon Berger_

Name: Sharon Berger
Title: Trustee

ACTIVE/104936694.5

THE PASSIVE INVESTMENT TRUST

LIMITED WAIVER

October 5, 2020

WHEREAS, subparagraphs (a)(2) and (a)(3) of Article EIGHTH of the Articles of Amendment and Restatement of the Company, as amended (the "Charter"), limit the Transfer and Beneficial Ownership of shares of the Company's Equity Stock such that a Person's Beneficial Ownership may not exceed the Ownership Limit, subject to such terms and conditions contained in the Charter; and

WHEREAS, the Board of Directors of the Company (the "Board") desires to grant a limited waiver with respect to such Ownership Limit as it applies to The Passive Investment Trust (the "Investor") (and any Persons treated as Beneficially Owning Common Stock held by the Investor). Except as otherwise provided herein, capitalized terms used but not defined herein shall have the meaning as set forth in the Charter.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby waives the application of the Ownership Limit contained in subparagraphs (a)(2)(A), (a)(2)(B) and (a)(3) of Article EIGHTH to the Investor (and any Persons treated as Beneficially Owning Common Stock held by the Investor), subject to the following limitations, terms and conditions:

1.   This Limited Waiver (the "Limited Waiver") is granted by the Board pursuant to subparagraph (a)(9) of Article EIGHTH of the Charter, in full satisfaction of the conditions thereof, and only waives the application of subparagraphs (a)(2)(A) and (a)(2)(B) of Article EIGHTH and subparagraph (a)(3) of Article EIGHTH (to the extent such Beneficial Ownership violates subparagraphs (a)(2)(A) and (a)(2)(B) of Article EIGHTH) to permit the Investor to Beneficially Own, in the aggregate, up to 14.9% of the Company's outstanding Common Stock, and to permit the Beneficial Ownership by any Person of such Common Stock held by the Investor (the "Excepted Holder Limit"). This Limited Waiver does not waive subparagraph (a)(2)(C) or (a)(2)(D) of Article EIGHTH or subparagraph (a)(3) of Article EIGHTH to the extent such Beneficial Ownership violates subparagraph (a)(2)(C) or (a)(2)(D) of Article EIGHTH.

2.   This Limited Waiver is granted solely to the Investor (and any Persons treated as Beneficially Owning Common Stock held by the Investor), relates solely to Common Stock of the Company Beneficially Owned by the Investor and replaces that certain Limited Waiver granted to MYSC LLC dated April 21, 2020.

3.   This Limited Waiver only grants the Investor the right to Beneficially Own Common Stock up to the Excepted Holder Limit. The Investor will not acquire Beneficial Ownership of Equity Stock in excess of the Excepted Holder Limit.

4.   The term of this Limited Waiver (the "Term") shall commence on October 5, 2020 and shall terminate on the earliest of (a) the earliest date on which the Investor's Beneficial Ownership of the Company's Equity Stock is less than the Ownership

Limit (in number of shares); (b) the earliest date on which any of the representations, warranties, agreements or undertakings made by the Investor in the attached representation letter are no longer true; (c) the earliest date on which any of the conditions set forth in paragraphs 1, 2 or 3 of this Limited Waiver are no longer true or accurate, or otherwise have been violated; or (d) such other date to be agreed upon by the Investor and the Company.

5.   The Excepted Holder Limit shall be reduced to 9.9% of the outstanding shares of the Company's Common Stock on the earliest date that the event in paragraph 2(c) of the attached representation letter occurs.